Exhibit 14.1

Code of Business Conduct and Ethics	Effective Date: 2/28/08 Supersedes: 10/26/04 Approved by: Board of Directors

OBJECTIVE

To ensure that the business practices of Mine Safety Appliances Company (“MSA”) remain steadfast to the Company’s mission and principle of accepting nothing less than fair and honest dealings with all individuals and entities to promote the continued growth and success of the Company. While this policy establishes the Company’s position on appropriate conduct in specific situations, the Company more broadly recognizes that ethical conduct should be a part of all business matters related to the Company.

CODE

A.	General

1.	Laws

The employees, officers and directors of MSA (hereinafter collectively referred to as “Employee”) shall adhere to the laws of the United States and its political subdivisions and to those of other countries in which MSA operates, including but not limited to laws regarding antitrust, the environment, workplace health and safety, international commerce, corporate governance, anti-discrimination and insider trading. MSA has detailed separate policies concerning many of these laws and an Employee is expected to be familiar with such policies. Where conflicts or ambiguities exist in these laws or policies, the MSA Law Department should be consulted for guidance.

2.	Honesty and Fair Dealings

Employees shall adhere to honest standards and practices in all business dealings. All Employees shall act legally, ethically and fairly when dealing with customers, suppliers, competitors, other Employees and MSA itself.

3.	Political Contribution

No MSA funds, facilities or services shall be used to aid or oppose any candidate for office of any government, State, Federal or local, in the United States or any other country.

Code of Business Conduct & Ethics

4.	Accounting

Established accounting procedures are to be followed at all times including the recording of all forms of funds or assets of MSA. No false entries shall be made in the books and records of MSA. No payment on behalf of MSA shall be approved or made with the intention or understanding that any part of such payment is to be used for any purpose other than that described by the documents supporting the payment.

5.	Bribes

Under no circumstances shall any payments, gifts, rendering of services or any other form of value be directly or indirectly given by an Employee of MSA to any person, including but not limited to public officials, employees of customers, or employees of suppliers (hereinafter “Person”) to improperly influence the Person’s exercise of judgment and discretion to assist MSA in obtaining or retaining business contracts. Payments provided to a member of the immediate family of any such Person shall be considered and treated as though provided directly to that Person. Reasonable and customary entertainment, however, may be offered for the promotion of the Company’s business when done in accordance with Section B(5) below.

6.	Audits

MSA’s internal auditors shall examine the adherence to this Code as part of their periodic reviews.

7.	Appearance of Impropriety

Employees must be sensitive to situations that may give the appearance of impropriety, unethical conduct or violations of this Code or any other MSA policies. If an Employee believes that a contemplated action might create an appearance of impropriety or otherwise conflict with this provision, he or she must seek approval from MSA management, Human Resources or the MSA Law Department before taking any such action. The Employee must not engage in any activity or transaction that improperly benefits his or her self interest (financial or otherwise), or where the activity may be detrimental to the Company or its stakeholders.

Employees should consider whether any action planned to be taken in any business situation might cast a shadow of embarrassment or disparagement to themselves or the Company in the event that those actions became known to their family, community or the media; if such a concern exists, he or she must seek approval from MSA management, Human Resources or the MSA Law Department before taking any such action.

Code of Business Conduct & Ethics

8.	Disclosure

Employees must provide full, fair, accurate, and understandable disclosures in all MSA reports and documents submitted to any governmental authority or other persons outside or within MSA.

9.	Protection and Use of Company Assets

Under no circumstances shall an Employee misappropriate or improperly use Company assets.

10.	Confidentiality

Employees must maintain the confidentiality of information entrusted to them by MSA or its customers, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors, or harmful to MSA, its customers or shareholders, if disclosed. Selective disclosure of information in violation of applicable securities laws and regulations is prohibited.

B.	Conflict of Interest

1.	Freedom from Constraints

Employees shall be free from any personal influence, interest, or relationship with any third party that might conflict with the best interests of MSA.

Employees also must not engage in any activity or transaction with MSA that improperly benefits his or her self interest (financial or otherwise) when the activity may be detrimental to the Company.

2.	Disclosure

Employees must fully disclose to MSA management, Human Resources or the MSA Law Department any proposed activity that may create a conflict of interest and request approval to engage in the activity. The Employee must take no action regarding this matter until approval has been received.

3.	Financial Interests

An Employee or a member of the Employee’s immediate family may not have a substantial financial interest in an organization that has current or prospective dealings with MSA as a supplier, contractor or customer, or competes directly with MSA when the Employee may be able to influence the dealings of MSA to benefit the Employee’s private interests, unless, the Employee both discloses the situation

Code of Business Conduct & Ethics

in accordance with B(2) above and recuses him or herself from any decisions concerning transactions between MSA and the organization. An Employee may own stock in a publicly traded company that does business with MSA as long as such business dealings are immaterial to MSA.

4.	Acceptance of Gifts or Entertainment

Employees shall not accept any gifts or entertainment from any organization having current or prospective dealings with MSA as a supplier, contractor or customer, except when such gifts or entertainment are of such insignificance that acceptance would not prevent the Employee from acting solely in the best interests of MSA. Gifts or entertainment provided to a member of the immediate family of the Employee shall be considered and treated as though provided directly to the Employee.

5.	Offering of Gifts or Entertainment

Employees shall not offer any gifts or entertainment to a current or prospective customer, except when such gifts or entertainment are of such insignificance that acceptance would not prevent the recipient from acting solely in the best interests of the recipient’s organization. Such gifts or entertainment provided to a member of the immediate family of a customer or its employee shall be considered and treated as though provided directly to the customer or its employee.

6.	Non-Competition

Employees shall not receive compensation for services rendered as a representative, consultant or director of another organization that competes directly with MSA or where the other organization has current or prospective dealings with MSA, if such relationship would prevent the Employee, when acting as an Employee, from acting solely in the best interest of MSA. In all cases under this Section B(6), the Employee shall recuse him or herself from any decisions concerning transactions between MSA and the competing entity, when acting as an Employee. A Director of MSA may have ownership and or position with another organization that may do business with MSA; however, the Director must recuse him or herself from any decisions concerning transactions with the organization.

7.	Employment

An Employee may not accept concurrent employment with another company if the organization is a competitor or supplier of MSA, or one that may become a competitor or supplier of MSA in the foreseeable future, or if such employment may prevent the Employee from effectively carrying out his or her job responsibilities for MSA. Concurrent employment, even if it does not represent a potential conflict with MSA, is generally discouraged and must be approved by the Employee’s supervisor.

Code of Business Conduct & Ethics

8.	Loans

To avoid the potential for a conflict of interest, an Employee shall not loan money to any individual or entity to promote the business of MSA without the express written permission of the Chief Executive Officer, and subsequent disclosure to the Audit Committee of MSA’s Board of Directors. This clause does not preclude MSA from extending credit or otherwise assisting in standard commercial financing or leasing of MSA products by a customer or end user.

An Employee or a member of the Employee’s immediate family may not borrow money from individuals or organizations that conduct or may conduct business with MSA, either as a customer or supplier. This does not apply to public lending institutions, e.g., banks, savings and loan associations, etc.

9.	Corporate Opportunities

An Employee shall not use information gained in the course of performing his or her duties to take personal advantage of any MSA business opportunity without first obtaining the consent of MSA.

10.	Insider Trading

Insider information is information about the Company that has not been disclosed to the public that a reasonable investor would consider important in deciding whether to buy, hold or sell the Company’s stock (“Insider Information”). Employees and directors who possess Insider Information are not permitted to use or share that information for stock trading purposes. The use of Insider Information for personal financial benefit or to “tip” others who might make an investment decision on the basis of this information is not only unethical but also illegal. This policy supplements the Company’s Insider Trading policy that applies to directors, officers and certain other employees. If you have any questions concerning insider trading, please consult the Company’s Law Department.

C. Reporting, Monitoring and Accountability

1.	Reporting

MSA shall provide appropriate means for reporting violations of this Code, including but not limited to financial improprieties. Anyone who is aware of any possible violations must promptly report the non-compliance to their supervisor, Human Resources, the MSA Law Department, or MSA’s Ethics Guideline. The identity of each Employee who reports a possible violation will be treated as confidential unless the Employee agrees to waive confidentiality. If circumstances arise which prevent correction of a reported activity without revealing the identity of the Employee who reported the conduct, the Employee will be contacted before

Code of Business Conduct & Ethics

his or her identity is revealed. MSA shall not permit retaliation of any kind against anyone who reports what he or she believes in good faith to be illegal activity or unethical conduct.

2.	Waiver

No waiver of this Code will be made for any officer or director unless approved by the Board of Directors and promptly disclosed to the shareholders.

3.	Management Responsibility

Department managers shall be responsible for monitoring compliance of this Code in the areas under their supervision.

4.	Accountability

Any infraction of this Code will subject the Employee to disciplinary action which, depending upon the seriousness of the violation, may include warning, reprimand, suspension or termination.

5.	Continuing Commitment

MSA shall continually enhance, evaluate and communicate this Code of Business Conduct and Ethics.

Code of Business Conduct & Ethics